# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Lab Corporation, CIK 0001819994
CUSIP: 773121108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001881842
Persons authorized to receive notices and communications: Sir Peter Beck, c/o Rocket Lab Corporation, 3881 McGowen Street, Long Beach, California (CA), 90808, (714) 465-5737

## Reporting persons
- Beck Peter (CIK 0001881842): type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 394,686; shared voting power 50,951,250; sole dispositive power 394,686; shared dispositive power 50,951,250; aggregate amount beneficially owned 51,345,936 (10.02% of the class)
  Comment: (1) The amounts set forth in rows 7, 9 and 11 above include of 394,686 shares of common stock, par value $0.0001 per share ("Common Stock") of Rocket Lab Corporation, a Delaware corporation (the "Company"), which Peter Beck has acquired or has the right to acquire through settlement of restricted stock units within 60 days of June 13, 2025.
  (2) The amounts set forth in rows 8, 10 and 11 above include 5,000,000 shares of Common Stock and 45,951,250 shares of Common Stock issuable upon conversion of Series A Convertible Participating Preferred Stock of the Company, $0.0001 par value per share ("Preferred Stock"), held directly by Equatorial Trust (the "Trust"). Mr. Beck is one of three directors of Peek Street Equatorial Trustee Limited, the trustee of the Trust (the "Trustee"). The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  (3) The percentage of class set forth in row 13 above was calculated based on 461,432,393 shares of Common Stock, outstanding as of May 5, 2025, as set forth in the Company predecessor's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "Commission") on May 8, 2025.
- Equatorial Trust: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 50,951,250; shared voting power 0; sole dispositive power 50,951,250; shared dispositive power 0; aggregate amount beneficially owned 50,951,250 (9.94% of the class)
  Comment: (1) The amounts set forth in rows 7, 9 and 11 above consist of 5,000,000 shares of Common Stock and 45,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  
  (2) The percentage of class set forth in row 13 above was calculated based on 461,432,393 shares of Common Stock, outstanding as of May 5, 2025, as set forth in the Company predecessor's Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2025.
- Peek Street Equatorial Trustee Ltd: type of reporting person: other (OO); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 50,951,250; shared voting power 0; sole dispositive power 50,951,250; shared dispositive power 0; aggregate amount beneficially owned 50,951,250 (9.94% of the class)
  Comment: (1) The amounts set forth in rows 7, 9 and 11 above consist of 5,000,000 shares of Common Stock and 45,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  
  (2) The percentage of class set forth in row 13 above was calculated based on 461,432,393 shares of Common Stock, outstanding as of May 5, 2025, as set forth in the Company predecessor's Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2025.
- Beck Kerryn: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,951,250; sole dispositive power 0; shared dispositive power 50,951,250; aggregate amount beneficially owned 50,951,250 (9.94% of the class)
  Comment: (1) The amounts set forth in rows 8, 10 and 11 above consist of 5,000,000 shares of Common Stock and 45,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  
  (2) The percentage of class set forth in row 13 above was calculated based on 461,432,393 shares of Common Stock, outstanding as of May 5, 2025, as set forth in the Company predecessor's Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2025.
- Butler Warren: type of reporting person: individual (IN); citizenship or place of organization: New Zealand (Q2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 50,951,250; sole dispositive power 0; shared dispositive power 50,951,250; aggregate amount beneficially owned 50,951,250 (9.94% of the class)
  Comment: (1) The amounts set forth in rows 8, 10 and 11 above consist of 5,000,000 shares of Common Stock and 45,951,250 shares of Common Stock issuable upon conversion of Preferred Stock held directly by the Trust. The Trust, the Trustee and each of the three directors of the Trustee are deemed to beneficially own the shares, with each of the Trust and the Trustee having sole voting and dispositive powers over the shares and each director of the Trustee having shared voting and dispositive power over the shares.
  
  (2) The percentage of class set forth in row 13 above was calculated based on 461,432,393 shares of Common Stock, outstanding as of May 5, 2025, as set forth in the Company predecessor's Quarterly Report on Form 10-Q, filed with the Commission on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Rocket Lab Corporation
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Comment:
This Amendment No. 4 (this "Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on September 7, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 18, 2023 (the "Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on December 5, 2024 (the "Amendment No. 2"), and Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on January 10, 2025 (the "Amendment No. 3" and, together with the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, this "Statement"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3. Except as otherwise specifically amended in this Amendment No. 3, items in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remain unchanged.

Subsequent to Amendment No. 3, on May 23, 2025, Rocket Lab USA, Inc. ("RL USA") implemented a holding company reorganization pursuant to Section 251(g) of the General Corporation Law of the State of Delaware (the "Reorganization"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 23, 2025, among RL USA, the Company and Rocket Lab Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into RL USA, with RL USA continuing as the surviving corporation and a wholly owned subsidiary of the Company (the "Merger"). Following the Merger, the Company became the successor issuer to RL USA, and each share of common stock, $0.0001 par value, and preferred stock, $0.0001 par value, of RL USA was converted automatically into shares of Common Stock and Preferred Stock, respectively, of the Company. This Statement reflects the Company as the successor issuer pursuant to Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following:

On June 13, 2025, the Trust entered into a 10b5-1 plan (the "Plan") in accordance with Rule 10b5-1 promulgated under the Exchange Act pursuant to which Goldman Sachs & Co. LLC (the "Broker") has been appointed to sell up to 5,000,000 shares of Common Stock of the Company, subject to certain temporal, price and volume based parameters. The first date that shares are permitted to be sold under the Plan is September 15, 2025 and the Plan will expire under its terms on December 17, 2025.

The sales under the Plan, which represent less than 10% of Mr. Beck's direct and indirect beneficial ownership, will be made in future months following the required Rule 10b5-1 "cooling off" period and are being made for diversification, estate and tax planning purposes and to support long-term financial planning, including to assist in the funding of philanthropic and scientific research, such as the Rocket Lab Venus life finding mission which endeavors to search for life in the clouds of Venus and pursue scientific discovery. The Reporting Persons have no current intention to make any further sales of Company securities except as set forth in the Plan.

On June 17, 2025, the Trust converted 5,000,000 shares of Preferred Stock to Common Stock on a one-for-one basis in accordance with the Certificate of Designation of the Preferred Stock for purposes of satisfying delivery of shares of Common Stock to the Broker for sales to be made under the Plan.

Mr. Beck has acquired, and holds, shares of Common Stock issued or issuable upon settlement of restricted stock units ("RSUs") in connection with his position as Chief Executive Officer of the Company. From time to time, Mr. Beck may acquire beneficial ownership of additional shares of Common Stock as compensation pursuant to the vesting of RSUs currently owned by Mr. Beck or upon receipt from the Company of future compensatory equity incentive awards for which he qualifies, including, but not limited to, awards of Common Stock, options to purchase shares of Common Stock, and RSUs. Mr. Beck has received 394,686 shares of Common Stock issued upon settlement of vested RSUs from the FY24 Grant and FY24 Special Grant, as previously described in Amendment No. 2, as of the date of this Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5(c) of the Statement is hereby amended and supplemented as follows: The information set forth in Item 4 of this Statement is incorporated by reference herein. Except as set forth in this Statement, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby amended and supplemented by adding the following: The information set forth in Item 4 of this Statement, including with respect to the terms of the Plan, are incorporated herein by reference.

## Signatures
- Beck Peter: /s/ Peter Beck, Peter Beck (06/17/2025)
- Equatorial Trust: /s/ Peter Beck, Peter Beck, Director and Attorney-in-Fact for Peek Street Equatorial Trustee Limited, its trustee (06/17/2025)
- Peek Street Equatorial Trustee Ltd: /s/ Peter Beck, Peter Beck, Director and Attorney-in-Fact for Peek Street Equatorial Trustee Limited (06/17/2025)
- Beck Kerryn: /s/ Peter Beck, Peter Beck, Attorney-in-Fact for Kerryn Beck (06/17/2025)
- Butler Warren: /s/ Peter Beck, Peter Beck, Attorney-in-Fact for Warren Butler (06/17/2025)